
02003953

CM


SECURITIES
RECEIVED
PROCESSING
MAR 6 2002
313
OPCVA
SECTION

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDIT REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-51341

3/8/02 FV

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Riggs Investment Corp.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

808 17th Street, N.W.

(No. and Street)

Washington	**DC**	**20006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Cern
Controller – Riggs Bank N.A.

(202) 835-5192
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name...if individual, state last, first, middle name)
Arthur Andersen LLP

8000 Towers Crescent Drive	**Vienna**	**Virginia**	**22182**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2002
P THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

3/20

This report contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.


ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of Riggs Investment Corp.:

We have audited the accompanying statement of financial condition of Riggs Investment Corp. (the "Corporation") (a Virginia corporation) as of December 31, 2001. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Riggs Investment Corp. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, VA
February 22, 2002

RIGGS INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

Assets	
Cash	$ 654,336
Securities - Money Market Fund, at market value (Note 2)	1,497,071
Receivables from Broker-Dealers and Clearing Organizations (Note 3)	554,675
Furniture and Equipment, at cost, less accumulated depreciation of $366,184	322,425
Other Assets	84,300
Total Assets	$ 3,112,807
Liabilities	
Accrued Salaries Payable	$ 344,241
Accounts Payable	209,839
Taxes Payable	299,863
Total Liabilities	853,943
Stockholder's Equity	
Common Stock, $0.01 par value, authorized 1,000 shares, issued 1,000 shares	10
Additional Paid-In Capital	749,990
Retained Earnings	1,508,864
Total Stockholder's Equity	2,258,864
Total Liabilities and Stockholder's Equity	$ 3,112,807

The accompanying notes are an integral part of this statement.

RIGGS INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENT
AS OF DECEMBER 31, 2001

1. Organization and Nature of Business

Riggs Investment Corp. ("the Corporation") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). On June 23, 1998, the Corporation was incorporated under the Commonwealth of Virginia State Corporation Commission. The Corporation's registration as a broker-dealer with the SEC became effective on December 8, 1998. The Corporation is a wholly-owned subsidiary of Riggs Bank N.A. (the "Parent Company").

2. Significant Accounting Policies

Basis of Presentation

The Corporation is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, predominantly including principal transactions, agency transactions and investment advisory services.

The Corporation's securities execution and clearance operation and maintenance of customer transactions and accounts are contracted on a fully disclosed basis through another broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and amounts due from banks. Cash equivalents have original maturities of 30 days or less.

Securities Transactions

Commission income, expenses and principal transactions are recorded on a trade date basis. Under the trade date basis of accounting, security transactions entered into by the Corporation are recorded on the date the trade is entered into and not on the date when the trade is settled. As of December 31, 2001, there was no principal inventory other than our investment in a money market fund, as described below.

Securities - Money Market Fund, at Market Value

As of December 31, 2001, the Corporation had $1,497,071 of securities, representing an investment in a money market fund of the Riggs Funds (see Note 6).

Furniture and Equipment

Furniture and equipment are reported at amounts equal to cost less accumulated depreciation. Furniture and equipment are depreciated under the straight-line method for financial reporting purposes over estimated useful lives ranging from four to eight years.

3. Receivables From Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include a receivable from the clearing organization of the Riggs Funds (see Note 6) of $443,050, a receivable of $110,000 from another broker-dealer who clears all transactions with and for the Corporation's customers on a fully disclosed basis, and receivables of $1,625 from other entities.

4. Off-Balance Sheet Risks

Under the Corporation's fully disclosed relationship with a clearing broker, the Corporation does not record customer accounts on its books and records. However, the Corporation is contractually obligated to indemnify the clearing broker for losses incurred including, but not limited to, the failure of the customer to make payment for securities purchased. Through the use of a clearing broker, the Corporation extends credit to customers. The Corporation seeks to control the risks associated with these activities through the use of credit approvals, credit limits and collateral requirements.

5. Commitments and Contingencies

Subsequent to December 31, 2001, the Corporation became aware of a claim made by a former employee for unpaid incentive commissions in the amount of $40,000. In the opinion of management, the possible loss from this case will be no more than the amount of claimed. Management expects that the ultimate resolution of this dispute will not have a material impact on the financial condition or future operations of the Corporation.

In addition, in the normal course of business, the Corporation is exposed to various types of litigation. In the opinion of management, litigation that is currently pending will not have a material impact on the financial condition or future operations of the Corporation.

6. Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the Basic Method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Corporation had net capital of $1,771,152, which was $1,521,152 in excess of its required net capital of $250,000. The Corporation's net capital ratio was .48 to 1.

A reconciliation of the Computation of Net Capital to the amended unaudited report previously filed with the Securities and Exchange Commission as of December 31, 2001 is not necessary as no material differences exist.

7. Related-Party Transactions

The Corporation has had, and expects to have in the future, transactions in the ordinary course of business with the Parent Company and affiliates of the Parent Company.

The Corporation, two other subsidiaries of the Parent Company (the "Subsidiaries"), and a division of the Parent Company (the "Division") provide investment advisory services to the Riggs Funds (a Massachusetts business trust registered pursuant to the Investment Company Act of 1940). A written agreement exists between the Corporation and the non-affiliated trustees of the Riggs Funds to provide these services, whereby the Corporation receives revenue from the Riggs Funds based on the market value of assets managed. The revenue received from the Riggs Funds represents the total revenue earned by the Corporation, the Subsidiaries and the Division. The Corporation has an agreement with the Subsidiaries and the Division, whereby a portion of the revenue received from the Riggs Funds is paid from the Corporation to the Subsidiaries and the Division.

The Corporation also receives various services from the Parent Company, including professional and technical support services. Costs for these services are allocated to the Corporation based on an agreement between the Corporation and the Parent Company. The agreement allocates intercompany services based upon several factors including, but not limited to, the number of the Corporation's full-time employees and the square feet of the Corporation's facilities.

During the year ended December 31, 2001, the Corporation paid referral fees to the Parent Company and a subsidiary of the Parent Company. The amounts of the referral fees were based upon a percentage of the dollar amount of sales that were referred to the Corporation.

8. Income Taxes

Total Federal and state taxes payable at December 31, 2001 were $299,863. The Corporation is included in the consolidated Federal income tax return filed by the Parent Company. Federal income taxes payable of $318,824 are calculated as if the Corporation filed on a separate return basis, and the amount of tax calculated will be remitted to the Parent Company. The Corporation files a separate state tax return. Taxes receivable from state taxing authorities at December 31, 2001 were $18,961. At December 31, 2001, there were no deferred tax assets or liabilities.


ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of Riggs Investment Corp.:

In planning and performing our audit of the financial statement of Riggs Investment Corp. (the "Corporation"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Vienna, VA
February 22, 2002